UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒                                 Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐                                 Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                         to

Commission file number 0-02287

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

2300 ORCHARD PARKWAY

SAN JOSE, CA  95131

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CA  95131

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRICOM, INC.

Date: June 29, 2005	By	/s/ Bill Slater
Bill Slater

Symmetricom

Tax Deferred Savings Plan

Financial Statements

December 31, 2004 and 2003

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Symmetricom Tax Deferred Savings Plan

We have audited the financial statements of the Symmetricom Tax Deferred Savings Plan (the Plan) as of December 31, 2004 and 2003, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 3, 2005

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003

Assets:
Investments, at fair value	$29,954,189	$28,060,036
Investments, at contract value	8,874,715	10,129,055
Participant loans	279,987	445,120

Assets held for investment purposes	39,108,891	38,634,211

Cash	—	131,213
Participants’ contribution receivable	279	—
Employer’s contribution receivable	217,972	197,306

Net assets available for benefits	$39,327,142	$38,962,730

See notes to financial statements.

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2004	2003
Additions to net assets attributed to:
Investment income:
Dividends and interest	$293,750	$353,548
Net realized and unrealized appreciation in fair value of investments	3,814,751	7,323,663

	4,108,501	7,677,211

Contributions:
Participants’	2,557,086	3,213,062
Employer’s	336,340	458,228

	2,893,426	3,671,290

Total additions	7,001,927	11,348,501

Deductions from net assets attributed to:
Withdrawals and distributions	6,598,304	5,339,390
Administrative expenses	39,211	27,280

Total deductions	6,637,515	5,366,670

Net increase prior to transfer	364,412	5,981,831

Transfer of assets to the Plan	—	19,904,996

Net increase in net assets	364,412	25,886,827

Net assets available for benefits:
Beginning of year	38,962,730	13,075,903

End of year	$39,327,142	$38,962,730

See notes to financial statements.

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Symmetricom Tax Deferred Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in April 1989 by Symmetricom, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document.  The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On October 29, 2002, the Company acquired Datum, Inc. (Datum).  Effective January 1, 2003 the employees of Datum became eligible to participate in the Plan and plan assets of approximately $19,905,000 were transferred from the Datum, Inc. Savings and Retirement Plan (Datum Plan) to the Plan.  In addition, included in contributions for the year ended December 31, 2003 are contributions of approximately $140,000 from the Datum Plan related to December 2002 received after the transfer.

Effective January 1, 2003, the Company adopted a restated Plan document incorporating the applicable provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) into the Plan.

Effective July 1, 2003, the Plan document was amended and restated in its entirety.

Administration -  The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan.  The Company has contracted with Connecticut General Life Insurance Company (CIGNA) to act as the third-party administrator and CIGNA Bank & Trust Company, FSB, to act as the trustee and custodian.

Effective April 1, 2004, Prudential Financial, Inc. acquired the retirement services of CIGNA Corp. and all of CIGNA’s full service retirement operations and programs became part of Prudential Retirement, a business unit of Prudential Financial, Inc.  In conjunction with this acquisition, Prudential Bank & Trust, FSB, and Prudential Retirement Insurance and Annuity Company became the custodians and Prudential Bank & Trust, FSB, became the trustee (collectively Prudential).  Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts are used to reduce future employer contributions or offset Plan expenses.

Investments - Investments of the Plan are held by Prudential for 2004 and CIGNA for 2003 and invested based solely upon instructions received from participants.

The Plan’s investments in pooled separate accounts are valued at fair value as of the last day of the Plan year, as reported by Prudential for 2004 and CIGNA for 2003.  The Plan’s investments in Company stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.  Participant loans are valued at cost, which approximates fair value.

The Plan’s investment in the Guaranteed Long-Term Fund (GLT) is fully-benefit responsive and, therefore, has been reported in the financial statements at contract value.  The fair value of the Plan’s investment in the GLT approximates the contract value at December 31, 2004 and 2003.

For the Plan’s investment in the  Guaranteed Long-Term Fund, the Plan is credited with interest at the rate specified in the contract, which ranged from 2.85% - 2.95% and 3.1% - 4.2% for the years ended December 31, 2004 and 2003, respectively.  The average crediting interest rate for the respective years was 2.84% and 3.96%.

Income taxes - The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reclassifications - Certain reclassifications were made in the 2003 financial statements to conform to the 2004 presentation.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan.  In addition, Company common stock is included in the Plan.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Prudential in 2004 and were managed by CIGNA in 2003, the custodians of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company.  Aggregate investment in Company common stock at December 31, 2004 and 2003 was as follows:

Date	Number of shares	Fair value

2004	604,286	$5,870,937
2003	817,211	$5,949,296

NOTE 4 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute their eligible pre-tax compensation to the Plan up to the amount allowable under the Plan document and current income tax regulations.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors.  Effective July 1, 2003, the Company matched 50% of each eligible participant’s contribution up to a maximum of 3% of the participants’ eligible compensation.  From January 1, 2002 to June 30, 2003, the Company matched 100% of each eligible participant’s contribution up to a maximum of $500 per year.  Participants needed to be employed on the last day of the Plan year to be eligible for the matching contribution made prior to July 1, 2003.

In addition, effective July 1, 2003, the Plan also allows for a true up matching contribution and an additional matching contribution.  Participants must be employed on the last day of the Plan year to be eligible for the true up contribution.  The additional matching contribution will be made on June 30 and December 31 if the stated profit target is met for the contribution period and participants must be employed on these dates in order to be eligible for the additional matching contribution.  During 2004, the Company made an additional matching contribution equal to 100% of each eligible participant’s contribution up to a maximum of 1% of eligible compensation for the period July 1, 2004 through December 31, 2004.  No additional matching contribution was made for the period January 1, 2004 through June 30, 2004 or July 1, 2003 through December 31, 2003.

Vesting - Effective July 1, 2003, employees are fully vested in the employer matching contribution allocated to their account after three years of service and immediately vested in the additional matching contribution allocated to their account.  From January 1, 2002 to June 30, 2003, employees were immediately vested in their employer matching contributions allocated to their account.  Prior to January 1, 2002, employees were fully vested in the employer matching contributions allocated to their account after three years of service.  The amendment on January 1, 2002 did not accelerate the previous years’ matching contributions.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any.  Allocation of the Company’s contribution is based on participant contributions, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account.  The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the participant’s vested balance.  Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2004 carry interest rates ranging from 5% to 10.5%.

NOTE 5 - INVESTMENTS

The following table presents the fair or contract values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2004	2003

Guaranteed Long-Term Fund	$8,874,715	$10,129,055
S&P 500 Index Fund	—	2,620,513
Dryden S&P Index Fund	3,216,715	—
Janus Worldwide Account	1,880,625	2,028,446
Fidelity Advisor Equity Growth Fund	4,168,027	4,709,057
Symmetricom Inc. Common Stock Fund	5,870,937	5,949,296
State Street Global Advisory Interim Bond	2,243,091	2,621,354
Large Cap Value/John A. Levin Fund	4,655,328	3,623,060
Other funds individually less than 5% of net assets	8,199,453	6,953,430

Assets held for investment purposes	$39,108,891	$38,634,211

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the years ended December 31:

	2004	2003

Pooled separate accounts	$1,883,617	$4,591,237
Common stock	1,931,134	2,732,426

	$3,814,751	$7,323,663

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.  In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULE

SYMMETRICOM	EIN: 95-1906306
TAX DEFERRED SAVINGS PLAN	PLAN #001

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Identity of issue, borrower,		Description of investment including maturity date,	Current
lessor or similar party		rate of interest, collateral, par or maturity value	value

	Prudential Bank & Trust, FSB, and Prudential Retirement Insurance and Annuity Company:
*	Guaranteed Long-Term Fund	Annuity Contract	$8,874,715
*	Large Cap Blend/Victory Fund	Pooled separate account	559,228
*	Dryden S&P Index Fund	Pooled separate account	3,216,715
*	Fidelity Advisor Value Strategies A	Pooled separate account	1,484,261
*	Janus Worldwide Account	Pooled separate account	1,880,625
*	Janus Account	Pooled separate account	408,163
*	Fidelity Advisor Equity Growth Fund	Pooled separate account	4,168,027
*	State Street Global Advisory Interim Bond	Pooled separate account	2,243,091
*	Large Cap Value/John A. Levin Fund	Pooled separate account	4,655,328
*	AIM Small Company Growth Fund	Pooled separate account	124,195
*	American Century International Growth Fund	Pooled separate account	179,541
*	Mid Cap Value/Wellington Mgmt	Pooled separate account	916,510
*	Strong Adv Small Cap Value-CL Z	Pooled separate account	541,351
*	Retirement Goal Income Fund	Pooled separate account	52,403
*	Retirement Goal 2010 Fund	Pooled separate account	343,569
*	Retirement Goal 2020 Fund	Pooled separate account	1,379,098
*	Retirement Goal 2030 Fund	Pooled separate account	649,536
*	Retirement Goal 2040 Fund	Pooled separate account	229,397
*	Turner Mid-Cap Growth Fund	Pooled separate account	995,736
*	Templeton Foreign Account	Pooled separate account	56,478
*	Symmetricom, Inc. Common Stock	Company stock	5,870,937
*	Participant loans	Interest rates ranging from 5% to 10.5%	279,987

		Total	$39,108,891

*                 Party-in-interest

EXHIBITS INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm